Molly Z. Brown Attorney at Law Direct Dial: 216.830.6813 mbrown@brouse.com

July 14, 2022

Attn: Mr. Austin Wood

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	ReAlpha Asset Management, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment

No. 2 Filed July 5, 2022

File No. 024-11523

Dear Mr. Wood:

We represent ReAlpha Asset Management, Inc. (the “Company”). On behalf of the Company, we submit the following in response to your comments by letter dated July 11, 2022. For convenience, we have reiterated each of your comments in bold and italics below.

Post-Qualification Amendment No 2. to Offering Statement on Form 1-A

State Law Exemption and Purchase Restrictions, page iii

1.	We note your disclosure that your common stock is not available for purchase by residents of Massachusetts, Maryland, Vermont, and West Virginia. With a view toward disclosure, please tell us why the offering is not being made in those states.

The company engaged prior counsel to make all necessary securities filings and relied on those counsel to do so; however, prior counsel did not make any blue sky filings prior to SEC qualification (or prior to being contacted by the Commonwealth of Massachusetts about the absence of notice filing). When the blue sky filings were finally made by prior counsel, they still failed to make filings in Vermont and West Virginia.

Akron | Cleveland | Naples | Toledo | Youngstown | www.brouse.com

600 Superior Ave. East, Suite 1600, Cleveland, Ohio 44114 | Phone: 216.830.6830

Division of Corporation Finance

Officer of Real Estate & Construction

July 14, 2022

As of today’s date, no sales have been made in Vermont and West Virginia. We are amending Form 1-A POS to indicate that sales will be made going forward in Vermont and West Virginia. As to Massachusetts, we refer you to the discussion in the Legal Proceedings section. As a result of the staff’s comment, we have modified the last paragraph of the disclosure on page iii as follows:

This Offering is no longer being made in the Commonwealth of Massachusetts. For discussion of the Consent Order dated April 15, 2022, entered into with the Commonwealth of Massachusetts (the “Consent Order”), please see the discussion in the “Legal Proceedings”, “Massachusetts Consent Order” section. The State of Maryland, Office of the Attorney General, Securities Division, is still reviewing the late blue sky filing due to sales made in the fourth quarter of 2021, and the Company paused sales in Maryland until it has completed its review. For the time being, the Company is not making any offers or sales in Maryland. The Company is cooperating with the State of Maryland. In the future, the Company reserves the right to reevaluate its position on sales in Maryland.

2.	Risk Factors

“We May Be Required... “, page 9

We note your response to comment 1. Please revise your risk factor and disclosure under the “Legal Proceedings” section to specifically identify the acts and/or practices that the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts found violated the Massachusetts Uniform Securities Act. Further, please affirmatively state whether you paid the $375,000 administrative fine to the Commonwealth of Massachusetts. If material, state the amount of late fees paid to the states of Mississippi, Missouri and Utah.

We have modified our discussion in the “Legal Proceeding - Massachusetts Consent Order” to reflect the following:

Massachusetts Consent Order

We entered into the Consent Order with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the “MSD”) following an investigation by the MSD into whether the Company had engaged in acts or practices that violated the Massachusetts Uniform Securities Act (the “Massachusetts Act”) and the regulations promulgated thereunder (the “Massachusetts Regulations”). For purposes of settlement, the Company did not admit or deny the findings of fact or law or allegations contained in the Consent Order. The Consent Order provides that it is not intended to form the basis of any disqualification under Section 3(a)(39) of the Securities Exchange Act of 1934, or Rules 504(b)(3) and 506(d)(i) of Regulation D, Rule 262(a) of Regulation A and Rule 503(a) of Regulation CF under the Securities Act of 1933.

Division of Corporation Finance

Officer of Real Estate & Construction

July 14, 2022

Under the terms of the Consent Order, the Company is censured, barred from offering or selling securities in Massachusetts, and ordered to cease and desist from committing future violations of the Massachusetts Act and the Massachusetts Regulations. Pursuant to the Consent Order, the Company paid a $375,000 administrative fine on April 21, 2022 and offered to rescind the purchases of each of the 14 Massachusetts investors who purchased the Company’s common stock in its Regulation A offering. Those Massachusetts investors paid an aggregate amount of $19,500 to purchase their shares. Seven of the fourteen Massachusetts investors elected to accept the offer of rescission and the Company has fully refunded a total of $11,500 to such investors. The Company has fully complied with the terms of the Consent Order.

The Company engaged prior counsel to make all necessary securities filings and relied on those counsel to do so; however, prior counsel did not make any blue sky filings before MSD contacted the Company. When MSD initiated its investigation that firm continued to advise the company on negotiation strategy with MSD, and in fact conducted all of the negotiations. It was the Company’s understanding that settling with MSD on the basis set forth in the Consent Order would finally and fully eliminate any further regulatory issues, avoid a lengthy and costly battle to establish the facts, and allow the Company to move forward with its offering.

During the course of the MSD investigation, the Company believed (and continues to believe) that certain additional facts negated the allegations or mitigated the materiality of the allegations the MSD was advancing. MSD alleged in the Consent Order that the Company initially failed to disclose an ongoing “criminal” proceeding in India against the Company’s CEO that involves allegations of fraud and forgery, despite the facts that the action is not “criminal” in the context that term is used in US jurisprudence since the proceeding is a dispute solely among individuals, was brought by an individual, that no government prosecutor has brought charges or made any allegations against Mr. Devanur, and that there has been no judgment entered. MSD further alleged that the Company posted sample stock images of properties on its website, along with corresponding property “scores,” purchase dates, and addresses, despite not actually owning these properties. However, these postings were solely for the purpose of testing the functionality of certain technology, prior to the offering and before the Company made any sales of stock. The stock images were mock-ups, designed to demonstrate the functionality of a technology application owned by the parent company to score properties utilizing proprietary algorithms and artificial intelligence. The Company’s offering circular fully disclosed at all times the real property actually owned by the Company. When these mock-ups were created, the Company did own properties, but those properties were undergoing renovations and as a result were not suitable to test the technology function at that time. MSD also alleged that the Company failed to disclose a potential conflict of interest in connection with the Company’s real estate acquisitions. It is the Company’s position that there was no potential or actual conflict of interest, but it elected to disclose the underlying facts in a post-qualification filing. MSD further alleged that the Company failed to notice file with the MSD and to submit a consent to service of process before marketing and selling shares to investors in the Commonwealth of Massachusetts.

Division of Corporation Finance

Officer of Real Estate & Construction

July 14, 2022

A copy of the Consent Order was filed with our Form 1-U on April 15, 2022, as Exhibit 6.5 thereto, and is an Exhibit 99.1 hereto. For additional information on the Consent Order, we refer you to Exhibit 99.1. As of the date of this filing, we have sold $4.468 million of shares to investors other than our parent company, and $500,000 to our parent company, for aggregate sales of $4.968 million.

We have also updated the language in “Risk Factors” in the following risk factor captioned ” We may be required to offer rescission to purchasers of common stock.” We refer you to a copy of Form 1-A POS Amendment No. 3 filed at the same time as this letter.

3.	We note your statement that “[a]s of the date of this filing, we sold approximately $4.468 million from sources other than our parent company.” Please clarify this statement.

Based upon the staff’s comment, we have revised the statement referenced in comment 3. Please refer to our response to comment 2.

Legal Proceedings

Ohio Subpoena, page 42

4.	Please disclose the stated basis for the subpoena and the requested deposition from the Ohio Division of Securities.

The following language has been added to the response on page [ ] in the paragraph on under the “Ohio Subpoena”:

The stated basis for the use of enforcement powers by the Division for the subpoena and an in person appearance is Ohio Revised Code 1707.23. The Ohio Division of Securities has not asserted any written allegations. The Company is fully cooperating with the Ohio Division of Securities.

Respectfully submitted,

/s/ Molly Zinkand Brown
Molly Zinkand Brown